December 2015 Pricing Sheet dated December 30, 2015 relating to Preliminary Terms No. 709 dated December 4, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433

Structured Investments

Opportunities in Commodities

Buffered PLUS Based on the Value of the Bloomberg Commodity IndexSM due January 5, 2023

Buffered Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

PRICING TERMS – DECEMBER 30, 2015
Issuer:	Morgan Stanley
Maturity date:	January 5, 2023
Underlying commodity index:	Bloomberg Commodity IndexSM
Aggregate principal amount:	$512,000
Payment at maturity:

•  If the final index value is greater than the initial index value:

$1,000+ the leveraged upside payment

•  If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 15%:

$1,000

•  If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 15%:

($1,000 x the index performance factor) + $150

Under these circumstances, this amount will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered PLUS pay less than $150 per Buffered PLUS at maturity.

Leveraged upside payment:	$1,000 x leverage factor x index percent increase
Leverage factor:	140%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	78.0881, which is the official settlement price of the underlying commodity index on the pricing date
Final index value:	The official settlement price of the underlying commodity index on the valuation date
Valuation date:	December 30, 2022, subject to adjustment for non-index business days and certain market disruption events
Buffer amount:	15%. As a result of the buffer amount of 15%, the value at or above which the underlying commodity index must close on the valuation date so that investors do not suffer a loss on their initial investment in the Buffered PLUS is 66.374885, which is 85% of the initial index value.
Minimum payment at maturity:	$150 per Buffered PLUS (15% of the stated principal amount)
Index performance factor:	final index value / initial index value
Stated principal amount:	$1,000 per Buffered PLUS
Issue price:	$1,000 per Buffered PLUS (see “Commissions and issue price” below)
Pricing date:	December 30, 2015
Original issue date:	January 5, 2016 (3 business days after the pricing date)
CUSIP:	61762GFF6
ISIN:	US61762GFF63
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$920.10 per Buffered PLUS. See “Investment Summary” in the accompanying preliminary terms.

Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per Buffered PLUS	$1,000	$30(1)
		$5(2)	$965
Total	$512,000	$17,920	$494,080
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $30 for each Buffered PLUS they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5 for each Buffered PLUS.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“Bloomberg®”, “Bloomberg Commodity IndexSM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by Morgan Stanley. Neither Bloomberg nor UBS Securities LLC and its affiliates (collectively, “UBS”) are affiliated with Morgan Stanley, and Bloomberg and UBS do not approve, endorse, review, or recommend the Buffered Securities. Neither Bloomberg nor UBS guarantees the timeliness, accurateness, or completeness of any data or information relating to the Bloomberg Commodity IndexSM.

The Buffered PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 709 dated December 4, 2015

Prospectus Supplement for PLUS dated November 19, 2014	Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.